Form 201

Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
FAX: 512/463-5709

Filing Fee: $300



**Certificate of Formation
For-Profit Corporation**

Filed in the Office of the
Secretary of State of Texas
Filing #: 801255229 04/13/2010
Document #: 303159830004
Image Generated Electronically
for Web Filing

Article 1 - Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

GEO JS TECH GROUP CORP.

The name must contain the word "corporation," "company," "incorporated," "limited " or an abbreviation of one of these terms. The name must not be the same as, deceptively similar to or similar to that of an existing corporate, limited liability company, or limited partnership name on file with the secretary of state. A preliminary check for "name availability" is recommended.

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be corporation named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:
Name:
Edward   Mui

C. The business address of the registered agent and the registered office address is

Street Address:
9850 Ranchero Drive   Frisco TX 75034

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Directors

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are set forth below

Director: **Edward   Mui**

Address **9850 Ranchero Drive   Frisco TX, USA 75034**

Article 4 - Authorized Shares

The total number of shares the corporation is authorized to issue and the par value of each of such shares. or a statement that such shares are without par value, is set forth below

Number of Shares	Par Value (must choose and complete either A or B)	Class	Series

10000   ☐ A. has a par value of $
                   ☑ B. without par value.

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, and the par value (or statement of no par value) of each class. If shares of a class are to be issued in series, you must provide the designation of each series. The preferences, limitations, and relative rights of each class or series must be stated in space provided for supplemental information.

Article 5 - Purpose

The purpose for which the corporation is organized is for the transaction of any and all lawful business for which corporations may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Effectiveness of Filing

☑ A. This document becomes effective wh   e document is filed by the secretary of sta

OR

☐ B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Organizer

The name and address of the organizer is set forth below.

Edward Mui   9850 Ranchero Drive, Frisco, TX 75034

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Edward Mui

Signature of organizer

FILING OFFICE COPY

Corporations Section
P O Box 13697
Austin, Texas 78711-3697



Hope Andrade
Secretary of State

Office of the Secretary of State

April 13, 2010

Attn: Bruce B Hubbard

Bruce B Hubbard
77 East John Street
Hicksville, NY 11801 USA

RE: GEO JS TECH GROUP CORP.
File Number: 801255229

It has been our pleasure to file the certificate of formation and issue the enclosed certificate of filing evidencing the existence of the newly created domestic for-profit corporation.

Unless exempted, the entity formed is subject to state tax laws, including franchise tax laws. Shortly, the Comptroller of Public Accounts will be contacting the entity at its registered office for information that will assist the Comptroller in setting up the franchise tax account for the entity. Information about franchise tax, and contact information for the Comptroller's office, is available on their web site at http://window.state.tx.us/taxinfo/franchise/index.html.

The entity formed does not file annual reports with the Secretary of State. Documents will be filed with the Secretary of State if the entity needs to amend one of the provisions in its certificate of formation. It is important for the entity to continuously maintain a registered agent and office in Texas. Failure to maintain an agent or office or file a change to the information in Texas may result in the involuntary termination of the entity.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Come visit us on the internet at http://www.sos.state.tx.us

Phone: (512) 463-5555   Fax: (512) 463-5709   Dial: 7-1-1 for Relay Services
Prepared by: Dee Harris   TID: 10285   Document: 303159830004





Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Hope Andrade
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

GEO JS TECH GROUP CORP.
File Number: 801255229

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-Profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 04/13/2010

Effective: 04/13/2010

Hope Andrade
Secretary of State